UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
HealthEquity, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
42226A 107
(CUSIP Number)
December 31, 2016
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[  ]  Rule 13d-1(b)
[  ]  Rule 13d-1(c)
[ X ]  Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42226A 107	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Berkley Capital Investors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,763,266
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,763,266
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,763,266
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.8%
12	TYPE OF REPORTING PERSON* PN
*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 42226A 107	13G	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Berkley Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,763,266
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,763,266
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,763,266
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.8%
12	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 42226A 107	13G	Page 4 of 5 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Frank Medici
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 52,500
	6	SHARED VOTING POWER 8,763,266
	7	SOLE DISPOSITIVE POWER 52,500
	8	SHARED DISPOSITIVE POWER 8,763,266
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,815,766
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.8%
12	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTION BEFORE FILLING OUT!

This Amendment No. 2 to Schedule 13G (this “Amendment”) is being filed with respect to the Common Stock, par value $0.0001 per share (the “Common Stock”), of HealthEquity, Inc. (the “Issuer”) to amend the Schedule 13G originally filed on February 10, 2015 (as amended by this Amendment, the “Schedule 13G”).  Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Schedule 13G.
Item 4:          Ownership:
Item 4 is hereby amended and restated as follows:
The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G.
The percent of class represented by the amount beneficially owned by each Reporting Person is based on 59,367,940 shares of Common Stock outstanding on November 30, 2016, as indicated by the Company’s Form 10-Q filed with the Securities and Exchange Commission on December 8, 2016.
Berkley Investors is the record holder of 8,763,266 shares of Common Stock.  Berkley Capital is the general partner of Berkley Investors.  Mr. Medici is the President of Berkley Capital and as such holds the voting and dispositive power over the Common Stock held by Berkley Investors.  Accordingly, the Reporting Persons share voting and dispositive power over 8,763,266 shares of Common Stock.  In addition, Mr. Medici is the record holder of 52,500 shares of Common Stock underlying stock options, including options exercisable within 60 days from the filing date of this Schedule 13G; accordingly, he has sole voting and dispositive power over such shares of Common Stock.  Mr. Medici disclaims beneficial ownership of the shares of Common Stock held of record by Berkley Investors (except to the extent of any pecuniary interest therein), and this report shall not be deemed an admission that he is the beneficial owner of such securities for purposes of Section 13(d) or Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purposes.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BERKLEY CAPITAL INVESTORS, L.P.

By: Berkley Capital, LLC, its general partner

By: /s/ Frank Medici
Name: Frank Medici
Title: President

BERKLEY CAPITAL, LLC

By: /s/ Frank Medici
Name: Frank Medici
Title: President

FRANK MEDICI

By: /s/ Frank Medici